Exhibit 1.01

Navistar International Corporation

Conflict Minerals Report

For the Year Ended December 31, 2016

I: Introduction and Company Overview

This is the Conflict Minerals Report of Navistar International Corporation (herein referred to as “Navistar,” the “company,” “we,” or “our”) for calendar year 2016 in accordance with Rule 13p-1 under the Securities and Exchange Act of 1934 (“Rule 13p-1”). Conflict Minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum and tungsten, (collectively, with gold, “3TG”).

Navistar is an international manufacturer of International® brand commercial and military trucks, proprietary diesel engines, and IC Bus™ (“IC”) brand school and commercial buses, as well as a provider of service parts for trucks and diesel engines. Our core business is the United States and Canada truck and parts markets, where we participate primarily in the Class 6 through 8 vehicle market segments (our “Core” markets).

We operate in four industry segments: Truck, Parts, Global Operations (collectively referred to as “Manufacturing operations”), and Financial Services, which consists of Navistar Financial Corporation (“NFC”) and our foreign finance operations (collectively referred to as “Financial Services operations”).

Our Truck segment manufactures and distributes Class 4 through 8 trucks, buses, and military vehicles under the International and IC brands, along with production of proprietary engines, primarily in the North America markets that include the U.S., Canada, and Mexico. Our Truck segment also includes our truck export business under the International and IC brands as well as products that support the military truck product lines. The proprietary engines produced in North America are primarily used in our trucks and buses.

Our Parts segment supports our brands of International commercial trucks, IC buses, and proprietary engines, as well as our other product lines, by providing customers with proprietary products together with a wide selection of other standard truck, trailer, and engine service parts.

Our Global Operations segment includes business that derives revenue from outside our Truck and Parts segments and primarily consists of the operations of our wholly-owned subsidiary, IIAA. IIAA is a leader in the South American mid-range diesel engine market, manufacturing and distributing mid-range diesel engines and providing customers with additional engine offerings in the agriculture, marine, and light truck markets. The Global Operations segment has a joint venture in China with Anhui Jianghuai Automobile Co (“JAC”).

II: Reasonable Country of Origin Inquiry (“RCOI”)

The products which Navistar manufactures are complex and typically contain thousands of parts from multiple suppliers. Navistar’s performance requirements for its products often require the use of 3TG.

We conducted an inquiry of our suppliers in accordance with the Step 1 of the Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas of the Organisation for Economic Cooperation and Development (“OECD”). For calendar year 2016, Navistar undertook a Reasonable Country of Origin Inquiry (“RCOI”) focused on our direct suppliers for our Truck segment. Our Truck segment accounted for approximately 67% of Navistar’s net sales and revenues for fiscal year 2016.

For 2016, Navistar increased due diligence efforts to correctly identify direct suppliers prior to initiating the survey. As a result of this effort, Navistar was able to clearly identify the direct supplier base for a more targeted survey process. Navistar’s response rate was 89%.

We sent out a notification to Navistar’s in scope suppliers informing them about the Conflict Minerals disclosure requirements to which we are subject, and requesting they complete a Conflict Minerals survey using the template developed by the Electronic Industry Citizenship Coalition ®(“EICC®”) and the Global e-Sustainability Initiative (“GeSI”), known as the EICC GeSI Conflict Minerals Reporting Template (CMRT).

OECD Step 1. Establish Strong Company Management Systems

Navistar continues to use the management systems initially developed in 2013 to support its Conflict Minerals compliance efforts. These include:

•	A cross-functional Conflict Minerals project team comprised of executive level management along with coordinators from various groups including Purchasing, Legal, Engineering, Audit, and Corporate Reporting.

•	A Corporate Conflict Minerals Policy, posted on our website. http://www.navistar.com/navistar.whoweare/sustainability

•	A resolution response mechanism that allows parties to contact Navistar with Conflict Minerals related concerns via email at: Conflict.Minerals@Navistar.com.

•	Record retention procedures that extend beyond the OECD’s current 5-year requirement.

•	Engagement with in scope suppliers by issuing a notice stating that Navistar is subject to Section 1502 of the Dodd-Frank Act and that their cooperation in responding to a survey is expected.

•	Participation in industry working group led by the National Association of Manufacturers (“NAM”); extensively leveraging materials provided by Conflict Free Sourcing Initiative (“CFSI”) which supports the responsible sourcing of minerals through the development of the Conflict Free Smelter Program (“CFSP”).

•	Revised terms and conditions in existing supplier contracts, to be implemented upon supplier contract renegotiation, with language requesting suppliers to report RCOI of parts containing 3TG and notify Navistar of any reported RCOI status changes.

•	Revised terms and conditions in new supplier contracts for direct purchases with language requesting suppliers to report the RCOI of parts containing 3TG and notify Navistar of any reported RCOI status changes.

OECD Step 2. Identify and Assess Risks in the Supply Chain

Navistar’s efforts to identify risks in the supply chain include:

•	In 2016, Navistar surveyed 1,210 direct suppliers in North America.

•	After the internal survey deadline, Navistar’s Conflict Minerals program manager conducted a personalized outreach to non-responsive suppliers to provide clarity around the CM Rule and encourage completion of a CMRT. Navistar received an additional 245 responses due to this outreach.

•	Navistar received an 89% response rate from direct suppliers whose products could potentially contain 3TG. Navistar relies on our suppliers to provide us with information in regards to any 3TG in their products as well as the source of any Conflict Minerals. This response rate covered 97% of direct material spend for Navistar’s Truck segment.

•	Responses Navistar received were subject to a red flag review. This red flag review was based on an assessment of supplier answers to questions contained in the CFSI CMRT that suggested incomplete or inconsistent responses.

•	Navistar included an additional red flag control to identify smelters that are not on the standard smelter list and requested additional follow-up to ensure suppliers were providing valid smelter information.

III: Due Diligence Design and Performance

Design of Due Diligence

Navistar designed its due diligence measures to be in conformity, in all material respects, with the internationally recognized due diligence framework as set forth in the (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Framework”) and related supplements for 3TG.

Due Diligence Performed

OECD Step 3. Design and Implement a Strategy to Respond to Identified Risks

Actions taken by Navistar to respond to identified risks include:

•	Monitored supplier responses received on weekly basis.

•	For the red flags which were identified, we sent follow-up corrective action letters asking for clarification from suppliers that provided incomplete or inconsistent responses.

•	Suppliers who received corrective action letters were asked to reassess their initial survey responses and provide additional information where appropriate.

•	Suppliers that did not respond to Navistar’s initial survey were sent up to 5 reminder letters requesting that they respond to our survey request.

•	Recalcitrant suppliers were engaged directly by our Conflict Minerals Team to advise them to complete the surveys in a timely manner.

•	We continue to monitor and react to communications received by our Conflict Minerals team.

OECD Step 4. Carry Out Independent Third-Party Audit of Smelter/Refiner Due Diligence Practices

Navistar is a downstream consumer of necessary 3TG and is generally many steps removed from smelter and refiners who provide minerals and ores. Navistar does not directly purchase 3TG from any smelter or refiners, and does not, to the best of its knowledge, directly purchase from any of the Covered Countries. Therefore, as contemplated by the OECD Framework for downstream companies, Navistar does not perform or direct audits of smelters and refiners within the supply chain. As a result, Navistar’s due diligence efforts rely on cross-industry initiatives such as those led by the CFSI, to conduct smelter and refiner due diligence.

OECD Step 5. Report Annually on Supply Chain Due Diligence

This report and the associated Form SD are available online at the bottom right portion of the sustainability page of the Navistar website. http://www.navistar.com/navistar.whoweare/sustainability

IV: Due Diligence Results

In 2016, our efforts to determine the mine or location of origin with the greatest possible specificity encompass our due diligence measures described above, including, for example (i) surveying suppliers; (ii) reviewing the entities identified as smelter by our suppliers against information provided by the CFSI to identify the smelters that are CFSP compliant; and (iii) reviewing available information regarding the sourcing of Conflict Minerals that may have been processed by reported facilities. Through our efforts to follow the OECD Framework and requesting our suppliers to complete the Conflict Free Sourcing Initiative’s (CFSI’s) Conflict Minerals Reporting Template (CMRT), we have determined that seeking information about 3TG smelters and refiners in our supply chain presents the most reasonable effort we can make to determine the mines or locations or origin of the 3TG in our supply chain.

We reviewed the responses from our suppliers and our analysis indicates that many contained inconsistencies or incomplete data. Furthermore, although most suppliers provided responses that listed the known smelter/refiners in their supply chain, they did not specify what smelter/refiners were associated with products shipped to Navistar.

Of the credible responses where information on specific products shipped to Navistar was received, three suppliers have indicated that they may have sourced tin and one supplier indicated that they may have sourced tungsten from the Democratic Republic of the Congo (DRC) and its adjoining countries (the “Covered Countries”). These four suppliers identified the following smelters:

CFSI Smelter ID	Smelter Name

CID000258	Chongyi Zhangyuan Tungsten Co., Ltd.*

CID000295	Cooperativa Metalurgica de Rondônia Ltda.*

CID000438	EM Vinto*

CID001105	Malaysia Smelting Corporation (MSC)*

CID001173	Mineração Taboca S.A.*

CID001182	Minsur*

CID001460	PT Refined Bangka Tin*

CID001477	PT Timah (Persero) Tbk Kundur*

CID001898	Thaisarco*

CID002158	Yunnan Chengfeng Non-ferrous Metals Co., Ltd.**

CID002773	Metallo-Chimique N.V.*

*	These smelters have been certified conflict-free under the CFSP.

**	This smelter has committed to undergo a CFSP audit and has been identified as Active by the CFSP as the first step of the audit process.

V: Continuous Improvement Efforts to Mitigate Risk

Navistar intends to take the following steps to improve the number and quality of supplier responses in the next compliance period and to mitigate and risks that the necessary 3TG used in Navistar products may benefit armed groups:

•	Expand the number of suppliers surveyed regarding the use of Conflict Minerals in their products.

•	Continue Navistar’s Conflict Minerals Program Manager’s personalized outreach to non-responsive suppliers to confirm the appropriate supplier representative is identified and responsive prior to the 2017 reporting period. This will allow Navistar to increase the accuracy of supplier data, educate suppliers around the rule, and encourage survey completion in the future.

•	Due to the increased response rate as a result of this year’s outreach, our follow-up to non-responsive suppliers will begin prior to the initial survey deadline to allow more time for red flag analysis and due diligence efforts in 2017.

•	Reassessment of incorporating the supplier CMRT responses into scorecards to drive survey response rates.

•	Work with relevant trade associations to define and improve best practices.

Caution Concerning Forward-Looking Statements

Certain statements in this report may be “forward-looking” within the meaning of the federal securities laws. Words such as “expects,” “intends,” “plans,” “projects,” “believes,” and “estimates,” “targets,” “anticipates,” and similar expressions are used to identify these forward-looking statements. Examples of forward-looking statements include statements relating to our future plans, and any other statement that does not directly relate to any historical or current fact. Forward-looking statements are based on our current expectations and assumptions, which may not prove to be accurate. These statements are not guarantees and are subject to risks, uncertainties and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially from these forward-looking statements. As a result, these statements speak only as of the date they are made and we undertake no obligation to update or revise any forward-looking statement, except as required by federal securities laws.